UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 May 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  Result of AGM

4th May 2011

CRH plc

Annual General Meeting held on Wednesday, 4th May 2011

All Resolutions proposed at the Annual General Meeting of the Company held on 4th May 2011 were duly passed, including the following item of special business:

Resolution 9:

"That it is hereby resolved that the provision in Article 60(a) of the Articles of
Association of the Company allowing for the convening of Extraordinary
General Meetings by at least 14 clear days' notice (where such meetings are not convened for the passing of a special resolution) shall continue to be effective."

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  04 May 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director